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                                                                    Exhibit 99.1

                                  NEWS RELEASE

[WHEATON RIVER LOGO]       WHEATON RIVER MINERALS LTD.

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   Waterfront Centre, Suite 1560, 200 Burrard Street, Vancouver, B.C. V6C 3L6
                      Ph: (604) 696-3000 Fax (604) 696-3001



FOR IMMEDIATE RELEASE                               Toronto Stock Exchange:  WRM
February 28, 2003                                  American Stock Exchange:  WHT


               WHEATON RIVER COMPLETES CDN.$333.5 MILLION PRIVATE
              PLACEMENT TO FINANCE ALUMBRERA AND PEAK ACQUISITION

Toronto - Wheaton River Minerals Ltd. announced it has completed a Cdn.$333.5 million private placement financing. Wheaton River issued and sold 230 million subscription receipts at a price of Cdn.$1.45 per subscription receipt. Each subscription receipt will entitle the holder to acquire one common share and one-quarter of one common share purchase warrant of Wheaton River, without payment of additional consideration. Each whole warrant will be exercisable to purchase one common share at a price of Cdn.$1.65 until May 30, 2007.

Further to the letter of intent entered into in January 2003, on February 21, 2003, Wheaton River entered into a definitive agreement of purchase and sale to acquire Rio Tinto's 25% interest in the Bajo de la Alumbrera gold-copper mine in Argentina and 100% interest in the Peak gold mine in Australia for US$210 million. It is anticipated that the acquisition will be completed in mid-March 2003. Closing will be subject to a number of conditions, including obtaining all requisite regulatory and third party approvals and consents.

The proceeds of the financing will be used by Wheaton River to fund the purchase price of the acquisition. An aggregate of Cdn.$326 million of the proceeds has been deposited in escrow pending satisfaction of the conditions to release the escrowed proceeds.

The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 20-F on file with the Securities and Exchange Commission in Washington, D.C. Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or visit www.wheatonriver.com.
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